EXHIBIT 1

                                  Press release
                                  [TRANSLATION]

                                                                         23.8.05

      THE INDUSTRIAL DEVELOPMENT BANK HAD A LOSS IN THE FIRST HALF OF 2005
           OF NIS 6.8 MILLION COMPARED WITH A LOSS OF NIS 3.1 MILLION
                           IN THE FIRST HALF OF 2004.

The board of directors of the Industrial Development Bank of Israel Ltd., approved this morning the Bank's financial statements as of June 30, 2005. The financial statements show that the Bank finished the first half of 2005 with a loss of NIS 6.8 million compared with a loss of NIS 3.1 million in the first half of 2004.

The Bank continues with much success to implement the run-off plan and its accompanying efficiency plan, while reducing the special credit line from the Bank of Israel.

The Bank finished the second quarter of the year with a loss of NIS 7.1 million compared with NIS 1.3 million in the second quarter of 2004. This loss follows three consecutive profitable quarters.

The loss in the first half of 2005 was incurred despite the fact that the Bank succeeded in substantially reducing provisions for doubtful debts, in relation to the comparable period last year, and this loss was caused primarily by the following factors: a sharp decline in operating income (primarily in the gains from investment in shares item), a decline in profits from financing operations due to the accelerated collection of the Bank's credit portfolio, and the broadening of the definition of "wages" for the purpose of the payment of wage tax, as explained below.

Profit from financing operations before provisions for doubtful debts amounted to NIS. 29.1 million in the first half of this year compared with NIS. 38.5 million for the first half of 2004, a decline of 24.4%. The decline in profit from financing operations is less than the decline in the average total monetary assets of the Bank, which amounted to 34% in the same period. The Bank succeeded in the first half of 2005 in preserving a positive margin for all linkage segments. In the unlinked segment and the CPI linked segment, the margin increased slightly compared to the comparable period last year.

The profit from financing operations in the first half of 2005 includes income for interest which was collected from problematic loans in a total amount of NIS
6.8 million compared with approximately NIS 5.8 million in the first half of 2004.

The provision for doubtful debts in the first half of the year totaled NIS 21.2 million compared with NIS 39.2 million in the first half of 2004.

Profit from financing operations after provision for doubtful debts amounted in the first half of 2005 to NIS 7.9 million compared with a loss of approximately NIS 0.7 million in the comparable period last year.

Operating and other income in the first half of 2005 amounted to approximately NIS 11.6 million compared with NIS 20.6 million in the comparative of 2004. The decrease in income is due primarily from a decline in gains in investment in shares. Additionally, there was a decline in income from operating commissions as of a result of the decline of transactions that customers implement via the Bank.

Operating expenses in the first six months of 2005 amounted to some NIS 26.3 million compared with approximately NIS 23.2 million in the first half of 2004. The increase is a result of the impact of the broadening of the definition of "wages" for the purpose of payment of wage tax which was included in the legislative amendments that were approved as part of the financial policy for 2005. The total impact of the above change amounted to an increase in the operating expenses of approximately NIS 4.2 million. The operating expenses were also impacted by the changes in the expense relating to the departure of workers. Net of the above two components, the above figures show a decrease of NIS 3 million constituting a decline of 12% compared with the operating expenses in the first half of 2004.

Credit balance to the public (excluding credit secured by a State guarantee to a government corporation) amounted on June 30th to NIS 1,497 million compared with NIS 1,826 million on December 31, 2004, a decline of NIS 329 million during six months. This decline reflects the policy of the Bank to reduce the credit portfolio and is a continuation of the reduction in credit during the years 2003 and 2004. The total credit risk for problematic loans amounted to NIS 961.2 million at the end of June 2005 compared with NIS 1,126.1 million at the end of 2004.

Deposits from the public on June 30, 2005 amounted to approximately NIS 308 million compared with approximately NIS 405 million as of December 31, 2004.

Total share capital including non-participating shares amounted to NIS 509 million on June 30, 2005 compared with NIS 508 million as of December 31, 2004.


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